

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

William Fung
Chief Executive Officer
AMTD International Inc.
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD International Inc.**
> **Form 20-F for the fiscal year ended Decemer 31, 2020**
> **Filed on April 28, 2021**
> **File No. 001-39006**

Dear Mr. Fung:

We have reviewed your November 24, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2020

Part I, page 1

1. At the onset of Part I and in a related risk factor, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance